UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2015

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EROS INTERNATIONAL PLC

Form 6-K

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands)

		As at December 31,	As at March 31,
	Note	2015 (unaudited)	2015
ASSETS
Non-current assets
Property, plant and equipment		$9,781	$9,272
Goodwill		1,878	1,878
Purchase price pending allocation	3	5,449	—
Intangible assets-trade name		14,000	14,000
Intangible assets-content	5	771,612	719,214
Intangible assets-others		3,039	2,204
Available-for-sale financial assets	4	30,147	29,917
Trade and other receivables	6	5,962	5,692
Other non-current assets		3,981	613
Deferred tax assets		320	151
Total Non-current assets		$846,169	$782,941
Current assets
Inventories		$283	$475
Trade and other receivables	6	228,816	209,676
Current tax receivable		408	455
Cash and cash equivalents		151,450	153,664
Restricted deposits held with banks		1,350	2,322
Total current assets		$382,307	$366,592
Total Assets		$1,228,476	$1,149,533
LIABILITIES
Current liabilities
Trade and other payables		53,963	29,453
Short-term borrowings	7	110,365	96,397
Current tax payable		8,620	2,631
Total current liabilities		$172,948	$128,481
Non-current liabilities
Long-term borrowings	7	206,211	218,273
Other long term liabilities		376	354
Derivative financial instruments	4	17,262	19,284
Deferred tax liabilities		30,638	27,086
Total Non-current Liabilities		$254,487	$264,997
EQUITY
Share capital	8	30,762	30,622
Share premium account		355,154	345,385
Other components of equity		(53,327)	(43,881)
Reserves		418,729	389,682
JSOP Reserve		(17,167)	(24,474)
Equity attributable to equity holders of Eros International Plc		$734,151	$697,334
Non-controlling interest		66,890	58,721
Total equity		$801,041	$756,055
Total liabilities and shareholders’ equity		$1,228,476	$1,149,533

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in thousands, except per share amounts)

		Three Months Ended December 31,		Nine Months Ended December 31,
		2015	2014	2015	2014
Revenue	15	$60,452	$100,405	$209,286	$195,682
Cost of sales		(42,911)	(45,064)	(129,442)	(107,793)
Gross profit		17,541	55,341	79,844	87,889
Administrative cost		(17,063)	(11,996)	(49,084)	(33,897)
Operating profit		478	43,345	30,760	53,992

Financing costs		(3,046)	(4,000)	(10,588)	(8,443)
Finance income		822	1,461	3,672	3,569
Net finance costs		(2,224)	(2,539)	(6,916)	(4,874)
Other gains/(losses)	11	2,761	(3,883)	1,821	(5,770)
Profit before tax		1,015	36,923	25,665	43,348
Income tax expense		(3,468)	(8,685)	(13,336)	(13,374)
(Loss)/Profit for the period		$(2,453)	$28,238	$12,329	$29,974

Attributable to:
Equity holders of Eros International Plc		$(3,818)	$23,894	$4,008	$22,957
Non-controlling interest		1,365	4,344	8,321	7,017

(Loss)/earnings per share (cents)
(Loss)/earnings per share	10	(6.6)	42.4	7.0	43.0
Diluted (loss)/earnings per share	10	(6.6)	41.4	6.1	42.0

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Unaudited; in thousands)

	Three Months Ended December 31		Nine Months Ended December 31,
	2015	2014	2015	2014

(Loss)/Profit for the period	$(2,453)	$28,238	$12,329	$29,974

Other comprehensive loss:
Items that will be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	(2,230)	(3,262)	(12,857)	(9,001)
Reclassification of the cash flow hedge to the statement of income	201	201	603	603

Total other comprehensive loss for the period	$(2,029)	$(3,061)	$(12,254)	$(8,398)
Total comprehensive (loss)/ income for the period net of tax	$(4,482)	$25,177	$75	$21,576

Attributable to:
Equity holders of Eros International Plc	$(5,438)	$21,806	$(5,438)	$17,064
Non-controlling interest	956	3,371	5,513	4,512

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, in thousands)

	Note	Nine Months Ended December 31
		2015	2014
Cash flows from operating activities:
Profit/(loss) before tax		$25,665	$43,348
Adjustments for:
Depreciation		710	866
Share based payment	9	24,504	16,320
Amortization of intangible film and content rights		97,700	82,335
Amortization of other intangibles assets		705	371
Other non-cash items	12	200	5,554
Net finance costs		6,916	4,874
Gain on sale of property, plant and equipment		(2)	(3)
Movement in trade and other receivables		(17,553)	(64,911)
Movement in inventories		(153)	28
Movement in trade and other payables		16,168	(2,669)
Cash generated from operations		154,860	86,113
Interest paid		(17,857)	(6,456)
Income taxes paid		(2,707)	(7,846)
Net cash generated from operating activities		$134,296	$71,811
Cash flows from investing activities:
Advance given to an undertaking		—	(2,465)
Purchase of available for sale Investments		(230)	—
Purchases of property, plant and equipment		(871)	(372)
Proceeds from disposal of property, plant and equipment		—	22
Proceeds from restricted deposits held with banks (net)		367	—
Acquisition of cash and cash equivalent in a subsidiary		263	—
Purchase of intangible film and content rights		(154,873)	(192,277)
Payment for other intangible assets		(1,357)	(829)
Interest received		2,053	2,085
Net cash used in investing activities		$(154,648)	$(193,836)
Cash flows from financing activities:
Proceeds from issue of share capital		5,414	108,531
Proceeds from issue of shares by subsidiary		105	1,457
Proceeds from issue out of treasury shares		6,295	888
Repayment of short term debt with maturity less than three months (net)		(12,763)	—
Proceeds from short term debt		66,280	9,495
Repayment of short term debt		(36,842)	(15,184)
Proceeds from long term borrowings		5,942	91,672
Repayment of long term borrowings		(15,850)	(17,829)
Net cash generated from financing activities		$18,581	$179,030
Net decrease in cash and cash equivalents		(1,771)	57,005
Effect of exchange rate changes on cash and cash equivalents		(443)	(4,665)
Cash and cash equivalents, beginning of period		153,664	145,449
Cash and cash equivalents, end of period		$151,450	$197,789

On August 1, 2015, Eros' subsidiary Eros International Media Limited, issued 900,970 ordinary shares as consideration for the acquisition of Techzone. See Note 3 for details.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity
Balance as of April 1, 2015	$30,622	$345,385	$(50,048)	$6,622	$1,528	$(1,983)	$(22,752)	$63,238	$349,196	$(24,474)	$697,334	$58,721	$756,055

Profit for the period	—	—	—	—	—	—	—	—	$4,008	—	$4,008	$8,321	$12,329

Other comprehensive loss for the period	—	—	$(10,049)	—	—	$603	—	—	—	—	$(9,446)	$(2,808)	$(12,254)

Total comprehensive loss for the period	—	—	$(10,049)	—	—	$603	—	—	$4,008	—	$(5,438)	$5,513	$75

Issue of shares	$140	$5,262	—	—	—	—	—	—	—	—	$5,402	—	$5,402

Share based compensation	—	$5,519	—	—	—	—	—	—	$18,677	—	$24,196	$308	$24,504

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	$6,362	—	—	$6,362	$2,348	$8,710

Issue out of Treasury Shares	—	$(1,012)	—	—	—	—	—	—	—	$7,307	$6,295	—	$6,295

Balance as of December 31, 2015	$30,762	$355,154	$(60,097)	$6,622	$1,528	$(1,380)	$(22,752)	$69,600	$371,881	$(17,167)	$734,151	$66,890	$801,041

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE NINE MONTHS ENDED DECEMBER 31, 2014

(Unaudited; in thousands)

			Other components of equity				Reserves
	Share capital	Share premium account	Currency translation reserve	Available for sale investments	Revaluation reserve	Hedging reserve	Reverse acquisition reserve	Merger reserve	Retained earnings	JSOP reserve	Equity Attributable to Shareholders of EROS International PLC.	Non- controlling interest	Total equity
Balance as of April 1, 2014	$26,322	$223,333	$(43,858)	$5,802	$1,528	$(2,787)	$(22,752)	$62,203	$303,405	$(25,505)	$527,691	$50,350	$578,041

(Loss)/ Profit for the period	—	—	—	—	—	—	—	—	$22,957	—	$22,957	$7,017	$29,974

Other comprehensive (loss)/ income for the period	—	—	$(6,496)	—	—	$603	—	—	—	—	$(5,893)	$(2,505)	$(8,398)

Total comprehensive (loss)/ income for the period	—	—	$(6,496)	—	—	$603	—	—	$22,957	—	$17,064	$4,512	$21,576

Issue of shares	$3,990	$104,579	—	—	—	—	—	—	—	—	$108,569	—	$108,569
.
Share based compensation	$246	$12,383	—	—	—	—	—	—	$3,691	—	$16,320	—	$16,320

Changes in ownership interests in subsidiaries that do not result in a loss of control	—	—	—	—	—	—	—	$1,022	—	—	$1,022	$435	$1,457

Issue out of treasury shares	—	$(142)	—	—	—	—	—	—	—	$1,030	$888	—	$888

Balance as of December 31, 2014	$30,558	$340,153	$(50,354)	$5,802	$1,528	$(2,184)	$(22,752)	$63,225	$330,053	$(24,475)	$671,554	$55,297	$726,851

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

EROS INTERNATIONAL PLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION

Description of business

Eros International Plc (“Eros” and the "Company") and its subsidiaries’ (together “the Company” or “the Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included within our annual report, as amended, filed with the U.S. Securities and Exchange Commission on August 20, 2015 for the fiscal year ended March 31, 2015 (the “Annual Report”). The condensed interim financial statements for the nine months ended December 31, 2015 were approved by the Eros Board of Directors and authorized for issue on July 26, 2016.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2015.

Accounting and reporting pronouncements not yet adopted

Standards, Amendments and Interpretations, relevant to the Company’s operations, which have not been applied in these financial statements and that were in issue but not yet effective, are as follows:

i)	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are: (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”
•	IAS 18 “Revenue”
•	IFRIC 13 “Customer Loyalty Programmes”
•	IFRIC 15 “Agreements for the Construction of Real Estate”
•	IFRIC 18 “Transfers of Assets from Customers”
•	SIC-31 “Revenue -Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or
•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

In April 2016, the IASB issued amendments to IFRS 15, clarifying some requirements and providing additional transitional relief for companies. The amendments do not change the underlying principles of IFRS 15 but clarify how those principles should be applied. The amendments clarify how to:

•	apply identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract;
•	accounting for licenses of intellectual property; and

•	determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided)

IFRS 15 is effective for fiscal years beginning on or after January 1, 2018. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

ii)	In May 2014, the IASB issued two amendments with respect to IAS 16 “Property, Plant and Equipment”(“IAS 16”) and IAS 38 “Intangible Assets”(“IAS 38”) dealing with acceptable methods of depreciation and amortization.

The amended IAS 16 prohibits entities from using a revenue based depreciation method for items of property, plant and equipment. Further the amendment under IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. However this presumption can only be rebutted in two limited circumstances:

i)	the intangible is expressed as a measure of revenue i.e. when the predominant limiting factor inherent in an intangible asset is the achievement of a contractually specified revenue threshold; or
ii)	it can be demonstrated that revenue and the consumption of economic benefits of the intangible assets are highly correlated. In these circumstances, revenue expected to be generated from the intangible assets can be an appropriate basis for amortization of the intangible asset.

The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

iii)	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon the former’s effective date.

Key requirements of IFRS 9:

i.	Replaces IAS 39’s measurement categories with the following three categories:
•	fair value through profit or loss (‘FVTPL’)
•	fair value through other comprehensive income (‘FVTOCI’)
•	amortized cost
ii.	Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.
iii.	Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.
iv.	Introduces new impairment model, under which the “expected” credit loss are required to be recognized as compared to the existing “incurred” credit loss model of IAS 39.
v.	Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:
•	Increases the eligibility of hedged item and hedging instruments;
•	Introduces a more principles–based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i.	The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;
ii.	Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

iv)	In January 2016, IASB has issued a new standard, IFRS 16 “Leases”. The new standard sets out the principles for recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e. the lessee and the lessor. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance. IFRS 16 supersedes IAS 17 ‘Leases’ and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted in IFRS 15 ‘Revenue from Contracts with Customers’ has also been applied.

The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

v)	In January 2016, the IASB issued amendments to IAS 12 – “Income taxes” to clarify the following:
•	the carrying value of an asset does not limit the estimation of probable future taxable profits.
•	estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences.
•	an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type. The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

vi)	In January 2016, the IASB issued amendments in IAS 7- “Statement of Cash Flows” to clarify and improve information provided to users of financial statements about an entity’s financing activities.

The IASB requires that the following changes in liabilities arising from financing activities to be disclosed (to the extent necessary):

•	changes from financing cash flows;
•	changes arising from obtaining and losing control of subsidiaries or other businesses;
•	the effect of changes of foreign exchange rates;
•	changes in fair values; and
•	other changes.

The amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. Entities need not present comparative information when they first apply the amendments.

The Company is currently evaluating the effect of this amendment on its consolidated financial statements.

vii)	In June 2016, the IASB issued amendments to IFRS 2 – “Share-based Payment” to clarify the accounting for certain types of share-based payment transactions:

The amendments, which were developed through the IFRS Interpretations Committee, provide requirements on the accounting for the following:

•	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
•	share-based payment transactions with a net settlement feature for withholding tax obligations; and
•	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled

The amendments are effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

The Company does not believe that this amendment will have a material impact on its consolidated financial statements.

2.	SEASONALITY

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

3.	ACQUISITION OF SUBSIDIARY

On August 1, 2015, Eros’ subsidiary Eros International Media Limited ("EIML") acquired 100% of the shares and voting interests in Universal Power Systems Private Limited (“Techzone”). The Company expects that this acquisition will enable the Group to utilize Techzone’s billing integration and distribution across major telecom operators in India and will complement its existing ErosNow service.

In accordance with the terms of the agreement between the parties, EIML issued 900,970 equity shares to the shareholders of Techzone at an acquisition date fair value of INR 586 ($9.16) per share, calculated on the basis of traded share price of EIML on the date of acquisition. EIML has made an advance of $2.5 million to Techzone prior to the acquisition to provide working capital.

Acquisition related cost of $106,300 has been included in “Administrative costs” in the consolidated statements of income.

Pending completion of valuation of assets, including intangible assets, the purchase price has been allocated on a preliminary basis to net assets based on initial estimates.. As a result, values attributed to specified assets and liabilities including goodwill and other intangible assets may change. Finalization of the purchase price allocation is expected to be completed by July 31, 2016.

The following table summarizes the preliminary allocation of the purchase price:

As at August 1, 2015
(in thousands)
Current assets
Cash	$263
Trade and other receivables	4,866
Non-current assets
Deferred tax assets	134
Property, plant and equipment	584
Purchase price pending allocation	5,751
Other non-current assets	2,585
Current liabilities
Trade and other payables	(3,338)
Short-term borrowings	(1,490)
Non-Current borrowings
Long-term borrowings	(992)
Other non-current liabilities	(112)

The trade receivables comprise gross contractual amounts due of $2.5 million and the Company, based on its best estimate at the acquisition date, expects to collect the entire amount.

Impact of the acquisition on the results of the Company

The acquisition of Techzone contributed $3.0 million and $1.9 million to the Company’s revenue and $0.2 million and $0.1 million to the Company’s profit for the nine months and three months period ended December 31, 2015.

Had the acquisition occurred on 1 April 2015, consolidated revenue and profit after tax for the period would have been $213.4 million, and $12.5 million, respectively.

4.	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories.

•	Level 1 - derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 - derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 - derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

The table below presents assets and liabilities measured at fair value on a recurring basis. They are all category Level 2:

	As at December 31, 2015 (in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	384	(384)	—
Total	384	(384)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(17,646)	384	(17,262)
Total	(17,646)	384	(17,262)

	As at March 31, 2015 (in thousands)
Description of type of financial assets	Gross amount of recognized financial assets	Gross amount of recognized financial liabilities offset in the statement of financial position	Net amounts financial assets presented in the statement of financial position
Derivative assets	1,056	(1,056)	—
Total	1,056	(1,056)	—

Description of type of financial liabilities	Gross amount of recognized financial liabilities	Gross amount of recognized financial assets offset in the statement of financial position	Net amounts financial liabilities presented in the statement of financial position
Derivative liabilities	(20,340)	1,056	(19,284)
Total	(20,340)	1,056	(19,284)

Financial assets and liabilities subject to offsetting enforceable master netting arrangements or similar agreements as at December 31, 2015 are as follows:

	Fair value as at
	December 31, 2015	March 31, 2015
	(in thousands)
2012 Interest Rate Cap	$(384)	$(1,056)
2012 Interest Rate Floor	8,823	10,170
2012 Interest Rate Floor	8,823	10,170
Total	$17,262	$19,284

None of the above derivative instruments is designated in a hedging relationship. A gain of 2,023,000 (December 31, 2014: a loss of $5,320,000) and $3,107,000 (December 31, 2014: a loss of $3,311,000) for nine and three months period ended December 31, 2015, respectively, in respect of the above derivative instruments has been recognized in the statement of income within other gains and losses. Fair value of interest rate derivatives involving interest rate options is estimated as the present value of the estimated future cash flows based on observable yield curves using an option pricing model.

Reconciliation of Level 3 fair value measurements of financial assets

Available for sale financial assets
(in thousands)

As at March 31, 2015	$29,917
As at December 31, 2015	30,147

In July 2015, Eros acquired a 2% stake in TCT, a website which is a global platform for local culture, showcasing the best art, culture, food and travel for every country in the world. The acquisition of stake in TCT has been classified as Available-for-Sale investment and recognized at the transaction price of $230,050. Subsequently, on June 3, 2016, the company sold this investment for $287,781 recording a gain of $57,786 in the income statement.

There were no transfers between any Levels in any of the years.

5.	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at December 31, 2015
Film and content rights	$1,137,058	$(622,415)	$514,643
Content advances	255,305	—	255,305
Film production	1,664	—	1,664
Non-current content assets	$1,394,027	$(622,415)	$771,612

As at March 31, 2015
Film and content rights	$1,027,878	$(548,920)	$478,958
Content advances	236,285	—	236,285
Film production	3,971	—	3,971
Non-current content assets	$1,268,134	$(548,920)	$719,214

Changes in the content assets are as follows:

	As at
	December 31, 2015	March 31, 2015*
	(in thousands)
Film production
Opening balance	$3,971	$—
Additions	1,316	—
Exchange difference	(232)	(15)
Transfer (to)/from (film rights)/ other content assets	(3,391)	3,986
Closing balance	$1,664	$3,971

Content advances
Opening balance	$236,285	$180,022
Additions (net of impairment loss of $ 400 (March 2015: $3,431))	165,490	267,940
Exchange difference	(7,636)	(3,508)
Transfer to film production	—	(3,986)
Transfer to film and content rights	(138,834)	(204,183)
Closing balance	$255,305	$236,285

Film and content rights
Opening balance	$478,958	$397,682
Amortization	(97,700)	(117,254)
Exchange difference	(8,840)	(5,653)
Transfer from film production and other content assets	142,225	204,183
Closing balance	$514,643	$478,958

* Movements pertain to the year ended March 31, 2015.

The impairment loss on content advances relate to amounts advanced, to the extent not considered recoverable, for prospective film productions that are not being developed further or not considered viable.

6.	TRADE AND OTHER RECEIVABLES

	As at
	December 31, 2015	March 31, 2015
	(in thousands)
Trade accounts receivables net	$208,343	$197,816
Other receivables	14,644	12,567
Prepaid charges	820	3,279
Accrued revenues	10,971	1,706
Trade and other receivables	$234,778	$215,368

Current Trade and other receivables	228,816	209,676
Non-Current Trade and other receivables	5,962	5,692
	$234,778	$215,368

The age of financial assets that are past due but not impaired were as follows:

	As at
	December 31, 2015	March 31, 2015
	(in thousands)
Not more than three months	38,716	19,677
More than three months but not more than one year	70,979	11,726
More than one year	6,929	5,906
	$116,624	$37,309

7.	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

			As at
	Nominal Interest Rate	Maturity	December 31, 2015	March 31, 2015
			(in thousands)
Asset backed borrowings
Term Loan	BPLR+2.55%	2020-21	$1,486	$—
Term Loan	BPLR+2.75%	2016-17	7,533	12,032
Term Loan	BPLR+2.75%	2017-18	1,884	2,974
Term Loan	BPLR+2.75%	2019-20	8,307	10,808
Term Loan	BPLR+3.4%	2020-21	1,888	—
Term Loan	BPLR+2.85%	2020-21	2,153	—
Term Loan	10.0% - 13.0%	2017-21	302	147
			$23,553	$25,961

Retail bond	6.5%	2021-22	$73,812	$74,228
Revolving facility	LIBOR +1.90% - 2.90% and Mandatory Cost	2016-17	132,500	141,250
Other borrowings	10.5%	2021-22	7,262	8,013
			$213,574	$223,491

Nominal value of borrowings			$237,128	$249,452
Cumulative effect of unamortized costs			(2,315)	(2,940)
Installments due within one year			(28,602)	(28,239)
Long-term borrowings — at amortized cost			206,211	$218,273

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain Group assets.

Analysis of short-term borrowings

		As at
	Nominal interest rate (%)	December 31, 2015	March 31, 2015
		(in thousands)
Asset backed borrowings
Export credit and overdraft	BPLR+1-3.5%	$11,485	$17,346
Export credit and overdraft	LIBOR+3.5%	29,305	25,144
		$40,790	$42,490
Unsecured borrowings
Commercial paper	10.0% - 13.0%	9,063	25,668
Other short term loan	1.75% - 2.6%	31,910	—
Installments due within one year on long-term borrowings		28,602	28,239
Short-term borrowings - at amortized cost		$110,365	$96,397

Fair value of the long term borrowings as at December 31, 2015 is $183,335,000 (March 2015: $233,450,000). Fair values of long-term financial liabilities except retail bonds have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the Group. As at December 31, 2015, the fair value of retail bond amounting to $31,828,000 (March 2015: $74,813,000) has been determined using quoted prices from the London Stock Exchange.

Carrying amount of short term borrowings approximate fair value.

8.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
Ordinary shares of 30p each at December 31, 2015 and March 31, 2015	83,333,333	25,000

	Number of Shares		USD
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	(in thousands)
As at March 31, 2014	23,519,340	25,555,220	26,322
Issue of shares on July 15, 2014	6,675,000	—	3,434
Issue of shares on July 23, 2014	112,445	—	58
Issue of shares on September 9, 2014	36,000	—	18
Issue of shares on November 24, 2014	331,551	—	156
Issue of shares on November 25, 2014	668,449	—	315
Issue of shares on December 1, 2014	487,500	—	246
Issue of shares on January 16, 2015	18,600	—	9
Issue of shares on March 10, 2015	133,603	—	64
As at March 31, 2015	31,982,488	25,555,220	30,622
Issue of shares on July 16,2015	300,000	—	138
Issue of shares on August 18, 2015	3,500	—	2
Transfer of B Ordinary to A Ordinary share	594,566	(594,566)	—
As at December 31, 2015	32,880,554	24,960,654	30,762

On June 25, 2015, the Company received $5,400,000 in respect of an issue of 300,000 ‘A’ ordinary shares at $18.00 per share to a non-executive director. These shares were issued on July 16, 2015.

On June 5, 2014, the Board of Directors approved a grant of 525,000 ‘A’ ordinary share awards with a fair market value of $14.95 per option, to certain executive directors and members of senior management. These awards vest subject to certain share price conditions being met on or before May 31, 2015 and the employee remaining in service until May 31, 2015. 487,500 shares were issued on December 1, 2014.  All these awards have since vested. As at March 31, 2016 except for 30,000 share awards, all shares have been issued.

Pursuant to the articles of association of the Company, B Ordinary shares held by permitted holders will convert to A Ordinary shares upon being transferred to a person who is not a permitted holder. On December 1, 2015, a permitted holder of 594,566 B Ordinary shares transferred shares to a non-permitted holder leading to their conversion.

9.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2015	2014	2015	2014

IPO India Plan	$307	$346	$1,167	$444
JSOP Plan	903	442	1,792	1,304
Option award scheme 2012	256	563	1,357	600
2014 Share Plan	717	10	1,820	60
2015 Share Plan	119	—	552	—
Management scheme (staff share grant)	4,712	4,711	11,452	13,912
Other share option awards	1,214	—	6,364	—
	$8,228	$6,072	$24,504	$16,320

In its meeting dated June 9, 2015, the Board of Directors approved the following grants:

300,000 ‘A’ ordinary share awards to the Group CFO with a fair market value of $21.34 per share. Subject to continued employment, these awards with par value exercise price, vest annually from June 9, 2016 in three equal tranches.

580,000 ‘A’ ordinary share awards to certain executive directors with a fair market value of $21.34 per share. Subject to continued employment, these awards with Nil exercise price, vest over a period of three years.

10,000 'A' ordinary share awards to non-executive directors and a consultant each with a fair market value of $21.34 per share. Subject to continued term with the Company, these awards with par value exercise price, vest on June 9, 2016. These shares were issued on February 2, 2016 with restriction.

On September 4, 2015, the Company entered into an employment exit agreement with an employee pursuant to which the Board approved a grant of 20,000 ‘A’ ordinary share awards with Nil exercise price and a fair market value of $33.66 per share.

The charge for the aforementioned awards has been accrued under 'Other share option awards'. None of the awards were forfeited during the period.

In the meeting dated June 9, 2015, the Board of Directors approved the following grants:

500,000 'A' ordinary share options were granted to a non-executive director with a fair market value of $8.44 per option. Subject to continued employment, these options with $18.00 exercise price, vest annually in five equal tranches beginning June 9, 2016. The charge for the grant has been accrued under 'Management scheme'.

300,000 'A' ordinary share options were granted to the Group CFO with a fair market value of $7.00 per option. Subject to continued employment, these options with $18.30 exercise price, vest annually in three equal tranches beginning June 9, 2016.

300,000 'A' ordinary share awards were granted to certain employee with a fair market value of $6.90 per option. Subject to continued employment, these options with $18.50 exercise price, vest annually in three equal tranches beginning June 9, 2016.

The charge for the aforementioned grants has been accrued under '2014 Share Plan'. None of the options were forfeited during the period.

On August 4, 2015, the Company’s Employee Benefit Trust entered into a Joint ownership deed (the “2015 JSOP deed”) with certain employees in respect of 380,000‘A’ ordinary shares. These options issued at a strike price of $24.00 and fair market value of $15.66.

Subject to continued employment and market conditions set out in the 2015 JSOP deed, these options vest in May 2017.

10.	EARNINGS PER SHARE

	Three months ended December 31,				Nine months ended December 31,
	2015		2014		2015		2014
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings/(loss) attributable to the equity holders of the parent	$(3,818)	$(3,818)	$23,894	$23,894	$4,008	$4,008	$22,957	$22,957
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking (1)	—	—-	—	(151)	—	(347)	—	(283)
Adjusted earnings/(loss) attributable to equity holders of the parent	$(3,818)	$(3,818)	$23,894	$23,743	$4,008	$3,661	$22,957	$22,674
Number of shares
Weighted average number of shares	57,875,447	57,875,447	56,299,181	56,299,181	57,648,926	57,648,926	53,404,054	53,404,054
Potential dilutive effect related to share based compensation scheme (2)	—	—	—	1,037,897	—	1,970,277	—	578,375
Adjusted weighted average number of shares	57,875,447	57,875,447	56,299,181	57,337,078	57,648,926	59,619,203	53,404,054	53,982,429
(Loss)/earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	(6.6)	(6.6)	42.4	41.4	7.0	6.1	43.0	42.0

The above table does not split the earnings per share separately for the ‘A’ ordinary 30p shares and the ‘B’ ordinary 30p shares as there is no variation in their entitlement to participate in undistributed earnings.

The Company excludes options with exercise prices that are greater than the average market price from the calculation of diluted EPS because their effect would be anti-dilutive.

Items not included in the calculation of diluted earnings per share in the three months ended December 31, 2015 due to their anti-dilutive effect were:

(1)  $73,000 in respect of potential dilutive effect related to share based compensation scheme in a subsidiary undertaking.

(2)  1,221,313 shares related to potential dilutive effect related to share based compensation scheme.

11.	OTHER GAINS/(LOSSES)

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
	(in thousands)
Gains on disposal of property, plant and equipment	$—	$—	2	$3
Net foreign exchange (losses)	(346)	(572)	(204)	(367)
Net gains /(losses) on held for trading financial liabilities	3,107	(3,311)	2,023	(5,320)
Transaction costs related to equity transactions	—	—	—	(86)
	$2,761	$(3,883)	$1,821	$(5,770)

The net gains/(losses) on held for trading financial liabilities in the three and nine months ended December 31, 2015 and 2014, respectively, principally relate to derivative instruments not designated in a hedging relationship.

12.	OTHER NON-CASH ITEMS

Significant non-cash expenses except loss on sale of assets, share based compensation, depreciation, derivative gains/(losses) and amortization were as follows:

	Nine months ended December 31,
	2015	2014
	(in thousands)
Net gains/(losses) on held for trading financial liabilities	$2,023	$(5,320)
Impairment loss on content advances and other advances	(490)	—
Provisions for trade and other receivables	(1,188)	—
Others	(545)	(234)
	$(200)	$(5,554)

13.	RELATED PARTY

		As at December 31, 2015		As at March 31,2015
	Details of	(in thousands)
	Transaction	Liability	Asset	Liability	Asset
Red Bridge Ltd.	President fees	$314	$—	$106	$—
550 County Avenue	Rent/Deposit	336	135	261	135
Line Cross Limited	Rent/Deposit	606	258	353	249
NextGen Films Pvt Ltd.	Purchase/Sale	—	18,161	—	22,677
Everest Entertainment Pvt. Ltd	Purchase/Sale	—	111	—	98
Lulla Family	Rent/Deposit	180	1,027	155	1,130

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay a fee of $76,000 and $230,000 for the three and nine months ended December 31, 2015 respectively ($80,000 and $248,000 for the three and nine months ended December 31, 2014 respectively), for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, grandfather of Rishika Lulla Singh, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at Board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary.

Pursuant to a lease agreement that expires on March 31, 2020, the Group leased for U.S. corporate offices, the real estate property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of America Operations, Ken Naz, serves as a Director. The lease commenced on April 1, 2015, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla is a potential beneficiary. The current lease commenced on November 19, 2009 and requires the Group to pay $151,000 each quarter.

The Group has engaged in transactions with NextGen Films Pvt Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. In the three and nine months ended December 31, 2015 NextGen Films Pvt Ltd. sold film rights of $741,000 ($11,608,000 and $19,445,000 for the three and nine months ended December 31, 2014 respectively) to the Group.

Everest Entertainment Pvt. Ltd. is an entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, and is involved in the purchase and sale of film rights. In the three and nine months ended December 31, 2015, no such transaction took place between Everest Entertainment Pvt. Ltd. and the Group (December 2014: $Nil). However USD 14,000 was advanced towards content for production of a movie.

Pursuant to a lease agreement that expires on January 31, 2016, Eros International Media Limited leases apartments for studio use at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, wife of Kishore Lulla. The lease commenced on March 1, 2015, and requires Eros International Media Limited to pay $5,000 each month under this lease.

Pursuant to a lease that expired in September 30, 2015, Eros International Media Limited leases for use as executive accommodations the property Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla and requires Eros International Media Limited to pay $5,000 each month. The lease was renewed on October 1, 2015 for a further period of 3 years on the same terms.

Pursuant to a lease agreement that expires on January 4, 2020, Eros International Media Limited leases office premise for studio use at Supreme Chambers, 5th Floor, Andheri (W), Mumbai from Kishore and Sunil Lulla. Beginning January 2015, the lease requires Eros International Media Limited to pay $62,000 each month under this lease.

Mrs. Manjula Lulla, the wife of Mr. Kishore Lulla, is an employee of an Eros International Limited - U.K. and is entitled to a salary of $116,000 (December 2014: $125,000) and $39,000 (December 2014: $42,000). Mrs. Krishika Lulla, the wife of Mr. Sunil Lulla, is an employee of Eros India and is entitled to a salary of $104,000 (2014: $86,000) and $35,000 (2014: $29,000). Ms. Riddhima Lulla, the daughter of Mr. Kishore Lulla, is an employee of Eros International Limited - U.K. and is entitled to a salary of $29,000 (2014: Nil) and $10,000 (2014: Nil), for nine months and three months ended December 31, 2015, respectively.

All of the above amounts outstanding are unsecured and will be settled in cash.

14.	CONTRACTUAL OBLIGATIONS

Eros' material contractual obligations are comprised of contracts related to content commitments.

Total
(in thousands)
As at December 31, 2015	$238,824
As at March 31, 2015	$260,573

The Group has provided certain stand-by letters of credit amounting to $96,167,000 (At March 2015: $96,196,000) which are in the nature of performance guarantees issued while entering into film co-production contracts and are valid until funding obligations under these contracts are met. These guarantees, issued in connection with the aforementioned content commitments, and included in the table above have varying maturity dates and are expected to fall due within a period of one to three years.

In addition, the Group has issued financial guarantees amounting to $3,035,000 (At March 2015: $3,014,000) in the ordinary course of business, and included in the table above, having varying maturity dates up to the next 24 months. The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group did not earn any fee to provide such guarantees. It does not anticipate any liability on these guarantees as it expects that most of these will expire unused.

15.	BUSINESS SEGMENTAL DATA

The Group acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or library. Hence, Management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets: India, North America, Europe and the Rest of the world.

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
	(in thousands)
Revenue by region of domicile of customer's location
India	$33,603	$41,791	$127,679	$83,974
Europe	6,228	14,053	13,920	24,881
North America	5,265	6,097	15,452	12,389
Rest of the world	15,356	38,464	52,235	74,438
Total Revenue	$60,452	$100,405	$209,286	$195,682

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
	(in thousands)
Revenue by region of domicile of group’s operation
India	$33,991	$30,139	$128,549	$84,235
Europe	6,257	15,111	22,857	27,436
North America	4,088	847	13,983	3,647
Rest of the world	16,116	54,308	43,897	80,364
Total Revenue	$60,452	$100,405	$209,286	$195,682

	India	North America	Europe	Rest of the World
	(in thousands)
Assets
As of December 31, 2015	$292,049	$25	$26,878	$477,666
As of March 31, 2015	$281,019	$653	$24,224	$440,672

ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Management’s discussion and analysis of financial condition and results of operations is a supplement to and should be read in conjunction with the accompanying consolidated financial statements and related notes. This section provides additional information regarding Eros International Plc's (“Eros,” “Company,” “we,” “us,” or “our”) businesses, current developments, results of operations, cash flows and financial condition. Additional context can also be found in the Annual Report.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this report and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros' future prospects, developments and business strategies. Similarly, statements that describe Eros' strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this form. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions.

Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption "Risk Factors" in Eros' Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros' actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Business Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry

Revenue

Revenue was $60.5 million in the three months ended December 31, 2015, decreased by 39.7%, compared to $100.4 million in the three months ended December 31, 2014. The Company’s revenues vary quarter on quarter based on release slate. In Q3’FY16, there was only one high budget film release compared to three high budget films released in Q3FY15, with only partial revenues of BajiraoMastani recognized in the reporting period as the film was released on December 18, 2015. For the nine months ended December 31, 2015, revenue increased by 7.0% to $209.3 million compared to $195.7 million in the nine months ended December 31, 2014.

Eros released 51 new films in the nine months ended December 31, 2015, compared to 43 films in the nine months ended December 31, 2014, which were comprised of the following:

	Three months ended
	June 30, 2015	September 30, 2015	December 31, 2015
High budget film releases	2	3	1
Medium budget film releases	3	3	4
Low budget film releases	11	14	10
Total new film releases	16	20	15

	Three months ended
	June 30, 2014	September 30, 2014	December 31, 2014
High budget film releases	1	1	3
Medium budget film releases	3	3	1
Low budget film releases	5	17	9
Total new film releases	9	21	13

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended December 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $25.8 million (42.7% of revenues), $12.5 million (20.6% of revenues) and $22.2million (36.7% of revenues), respectively, compared to $42.8 million (42.6% of revenues), $36.3 million (36.2% of revenues) and $21.3 million (21.2% of revenues), respectively, for the three months ended December 31, 2014.

For the nine months ended December 31, 2015, the aggregate revenues from theatrical, television syndication and digital and ancillary were $120.6million (57.6% of revenues), $45.6 million (21.8% of revenues) and $43.1 million (20.6% of revenues), respectively, compared to $79.1 million (40.4% of revenues), $75.4 million (38.5% of revenues) and $41.2 million (21.1% of revenues) respectively, for the nine months ended December 31, 2014.

Revenue from India increased 13% to $34 million in the three months ended December 31, 2015, compared to $30.1 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from India increased by 52.6% to $128.5 million, compared to $84.2 million in the nine months ended December 31, 2014, due to exceptional performance of the Company’s theatrical releases.

Revenue from Europe decreased 58.3% to $6.3 million in the three months ended December 31, 2015, compared to $15.1 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from Europe decreased by 16.4% to $22.9 million, compared to $27.4 million in the nine months ended December 31, 2014, due to reduced catalog revenues in the comparable period.

Revenue from North America increased 355.6% to $4.1 million in the three months ended December 31, 2015, compared to $0.9 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from North America increased by 288.9% to $14 million, compared to $3.6 million in the nine months ended December 31, 2014.

Revenue from the rest of the world decreased 70.3% to $16.1 million in the three months ended December 31, 2015, compared to $54.3 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, revenue from the rest of the world decreased by 45.4% to $43.9 million, compared to $80.4 million in the nine months ended December 31, 2014,due to reduced catalog revenues in the comparable period.

Cost of sales

Cost of sales decreased by 4.9% to $42.9 million in the three months ended December 31, 2015, compared to $45.1 million in the three months ended December 31, 2014. The decrease in cost of sales is due to lower number of high budget films in the current quarter (one film) as compared to the corresponding quarter (three films) last year.

Cost of sales increased by 20% to $129.4 million in the nine months ended December 31, 2015, compared to $107.8million in the nine months ended December, 2014, primarily due to an increase in amortization costs of $15.4 million from $82.3 million in the nine months to December 31, 2014 to $97.7 million for the nine months ended December 31, 2015. The increase in amortization cost is due to higher number of films released (51 films comprising of 6 high budget films) in the nine months ended December 31, 2015, where the number of films released (43 films comprising of five high budget films) were lower in nine months ended December 31, 2014. The increase in direct costs was also attributable to higher advertising and distribution costs as well as accrued overages to co-producers on account of the Company’s hit films.

Gross profit

Gross profit was $17.5 million in the three months ended December 31, 2015, compared to $55.3 million in the three months ended December 31, 2014.The decrease is primarily attributable to lower comparable revenues. As a percentage of revenues, the Company’s gross profit margin was 29.0% in the three months ended December 31, 2015, compared to 55.1% in the three months ended December 31, 2014, due to reduced high margin catalogue revenues.

Gross profit was $79.8 million in the nine months ended December 31, 2015, compared to $87.9 million in the nine months ended December 31, 2014. As a percentage of revenues, the Company’s gross profit margin was 38.2% in the nine months ended December 31, 2015, compared to 44.9% in the nine months ended December 31, 2014, due to reduced high margin catalogue revenues.

Income Taxes

The provisions for income taxes were $3.5 million and $8.7 million for the three months ended December 31, 2015 and 2014, respectively and $13.3 million and $13.4 million for the nine months ended December 31, 2015 and 2014, respectively. The decrease for income taxes is due to lower net profit earned during three and nine months. Effective income tax rates were 25.9% and 25.1% for December 31, 2015 and 2014, respectively, excluding non-deductible share-based payment charges. The effective tax rate was higher due to increase in statutory tax rates in India from 33.33% to 34.61% for Fiscal 2016.

Adjusted EBITDA

Adjusted EBITDA decreased by 81.9% to $8.9 million in the three months ended December 31, 2015, compared to $49.2 million in the three months ended December 31, 2014. In the nine months ended December 31, 2015, Adjusted EBITDA decreased by 20.7% to $56.5 million, compared to $71.2 million in the nine months ended December 31, 2014, due to difference in the comparable slate mix and decrease in high margin catalog revenues.

Conventions used in this Report

High Budget films refer to Hindi films with direct production costs in excess of $8.5 million and Tamil as well as Telugu films with direct production costs in excess of $7.0 million. Low Budget films refer to Hindi, Tamil and Telugu films with less than $1.0 million in direct production costs. Medium Budget films refer to Hindi, Tamil and Telugu films within the remaining range of direct production costs.

Reconciliation of adjusted EBITDA

In addition to the results prepared in accordance with IFRS, the Company has presented Adjusted EBITDA. The Company uses Adjusted EBITDA along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs related to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital changes or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•	is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such, term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	is used by our management team for various other purposes, including in presentations to our board of directors, as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures in the table below, which presents a reconciliation of our Adjusted EBITDA to net income.

Adjusted EBITDA

	Three months ended December 31,		Nine months ended December 31,
	2015	2014	2015	2014
	(in millions)
Net income	$(2,453)	$28,238	$12,329	$29,974
Income tax expense	3,468	8,685	13,336	13,374
Net finance costs	2,224	2,539	6,916	4,874
Depreciation	288	259	710	866
Amortization(1)	241	123	705	371
Share based payments(2)	8,228	6,072	24,504	16,320
Net losses/(gains) on held for trading financial liabilities	(3,107)	3,311	(2,023)	5,320
Transaction costs related to equity transactions	—	—	—	86
Adjusted EBITDA	$8,889	$49,227	$56,477	$71,185

(1) Includes only amortization of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

PART II. OTHER INFORMATION

ITEM 1. Legal Proceedings

Beginning on November 13, 2015, Eros International Pic was named a defendant in five substantially similar putative class action lawsuits filed in federal court in New Jersey and New York by purported shareholders of the Company. The three actions in New Jersey were consolidated, and, on May 17, 2016, were transferred to the United States District Court for the Southern District of New York where they were then consolidated with the other two actions on May 27, 2016. In general, the plaintiffs allege that the Company, and in some cases also Company’s management, violated federal securities laws by overstating Company’s financial and business results, enriching the Company’s controlling owners at the expense of other stockholders, and engaging in improper accounting practices. On April 5, 2016, a lead plaintiff and lead counsel were appointed in the now-consolidated New York action. A single consolidated amended complaint was filed on July 14, 2016. The Plaintiffs have alleged that the Company and certain individual defendants — Kishore Lulla, Jyoti Deshpande, Andrew Heffernan, and Prem Parameswaran — have violated the federal securities laws, specifically Sections 10(b) and 20(a) of the Exchange Act. The amended consolidated complaint does not assert certain claims that had been asserted in prior complaints including (1) claims for violations of Sections 11 and 15 of the Securities Act and (2) claims against certain individual defendants, who are now not named defendants. The claims principally arise out of allegations that the Company and the individual defendants made material misrepresentations about the success, size, and financial performance of Eros Now, our streaming video service, and our film library. The Company expects to move to dismiss the consolidated amended complaint. Given the uncertainty inherent in these matters, based on assessment made after taking appropriate legal advice, the Company does not believe that the ultimate outcome of this matter will be unfavorable. Accordingly, no liability has been recorded in Group’s consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016	Eros International Plc

	By:	/s/ Jyoti Deshpande
Name: Jyoti Deshpande
Title: CEO and Managing Director

	By:	/s/ Prem Parameswaran
Name: Prem Parameswaran
Title: Chief Financial Officer